Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2020

March 19, 2021

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

This Management’s Discussion and Analysis (“MD&A”) was prepared as of March 19, 2021 and is management’s interpretation of the results and financial condition of NexGen Energy Ltd. (“NexGen” or the “Company”) for the year ended December 31, 2020 and includes events up to the date of this MD&A. This discussion should be read in conjunction with the audited consolidated financial statements as at and for the years December 31, 2020 and December 31, 2019 and the notes thereto (together, the “Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). For further information on the Company, reference should be made to its most current Annual Information Form and its additional public filings made available on SEDAR at www.sedar.com and on EDGAR at www.edgar.gov.

In accordance with IFRS, IsoEnergy Ltd.’s (“IsoEnergy”) financial results are consolidated with those of NexGen, including in this MD&A. However, IsoEnergy is listed on the TSX Venture Exchange under the ticker symbol “ISO” and has its own management, directors, internal control processes and financial budgets and finances its own operations.

Management is responsible for the Annual Financial Statements and this MD&A. The Audit Committee of the Company’s Board of Directors (the “Board”) reviews and recommends for approval to the Board, who then review and approve, the Annual Financial Statements and this MD&A. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. This MD&A contains forward-looking information. Please see the section, “Note Regarding Forward-Looking Information” for a discussion of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

BACKGROUND

NexGen is a British Columbia corporation with a focus on developing into production the 100% owned Rook I Project located in the south western Athabasca Basin of Saskatchewan, Canada. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in the development of projects from discovery to production. NexGen also owns a portfolio of highly prospective uranium properties in the south western Athabasca Basin of Saskatchewan, Canada.

The Rook I Project is the location of the Company’s Arrow discovery in February 2014, the Company’s Bow discovery in March 2015, the Company’s Harpoon discovery in August 2016 and the Company’s South Arrow discovery in July 2017. The Rook I Project consists of thirty-two (32) contiguous mineral claims totaling 35,065 hectares.

The Company is listed on the Toronto Stock Exchange (the “TSX”) and NYSE American exchange (the “NYSE American”) under the symbol “NXE” and is a reporting issuer in each of the provinces of Canada other than Québec.

The Company currently holds 51% of the outstanding common shares of IsoEnergy.

NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration and development activities, the future interpretation of geological information, the cost and results of exploration and development activities, future financings, the future price of uranium and requirements for additional capital.

Generally, but not always, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others the results of planned exploration and development activities are as anticipated, the price of uranium, the cost of

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

planned exploration and development activities, that financing will be available if and when needed and on reasonable terms; that financial, uranium and other markets will not be adversely affected by a global pandemic (including COVID-19); that third-party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration and development activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner; the expectations regarding mineral reserves and mineral resources; realization of mineral reserves and mineral resource estimates; and results, estimates, assumptions and forecasts in the Rook I FS Technical Report (as defined below). Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third-party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration and development risks, reliance upon key management and other personnel, deficiencies in the Company’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources,; and financing and other factors discussed or referred to in the Company’s most recent Annual Information Form under “Risk Factors”.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The forward-looking information and statements contained in this MD&A are made as of the date of this MD&A and, accordingly, are subject to change after such date. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

ANNUAL HIGHLIGHTS

The following are Company highlights for the year ended December 31, 2020 and to the date of this MD&A.

Operational

On February 22, 2021, NexGen announced the results of an independent feasibility study (“FS”) and mineral reserve and mineral resource update of the basement-hosted, vein type uranium deposit (the “Arrow Deposit”), located on the Company’s 100% owned Rook 1 Project (related National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report entitled “Arrow Deposit, Rook 1 Project, Saskatchewan, NI 43-101 Technical Report on Feasibility Study dated 10 March 2021” (the “Rook 1 FS Technical Report”). Refer to “Discussion of Operations” section below and the Rook I FS Technical Report for further detail.

Financing

On February 25, 2021, the Company announced an equity financing on a bought deal basis of 33,400,000 common shares of the Company at a price of $4.50 per common share (the “Offering Price”) for gross proceeds of approximately $150 million (the “Offering”). The Company has granted the Underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the Offering, to purchase up to an additional 5,010,000 common shares to cover over-allotments, if any (the “Over-Allotment Option”). The Offering closed on March 11, 2021 and the Over-Allotment Option closed on March 16, 2021.

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

On February 18, 2021 the Company announced that the holders of US$120 million aggregate principal amount of convertible debentures have provided notice to the Company and the indenture trustee that they have elected to convert into common shares of the Company. The convertible debentures consist of US$60 million aggregate principal amount of 7.5% unsecured convertible debentures issued by the Company in 2016 (the “2016 Debentures”) and the US$60 million aggregate principal amount of 7.5% unsecured convertible debentures issued by the Company in 2017 (the “2017 Debentures” and, together with the 2016 Debentures, the “2016 and 2017 Debentures”) both due to mature on July 22, 2022.

On May 27, 2020, the Company completed a private placement for aggregate gross proceeds of US$30 million (the “2020 Financing”) comprised of: (a) 11,611,667 common shares at a price of CAD$1.80 per share, for gross proceeds of US$15 million (the “2020 Placement Shares”); and (b) US$15 million in aggregate principal amount of 7.5% unsecured convertible debentures (the “2020 Debentures”) with Queen’s Road Capital Investments Ltd. (“QRC”).

On August 18, 2020, IsoEnergy entered into an agreement with QRC for gross proceeds of US$6 million private placement of unsecured convertible debentures (the “IsoEnergy Debentures”, and collectively with the 2016 and 2017 Debentures and the 2020 Debentures, the “Convertible Debentures”). The IsoEnergy Debentures are convertible at the holder’s option at a conversion price of $0.88 into a maximum of 9,206,311 common shares of IsoEnergy. An establishment fee of 3% was also paid to the IsoEnergy Debenture holders through the issuance of 219,689 common shares in IsoEnergy.

Further detailed information on the financings can be found under the “Financing” section below.

COVID-19

At the commencement of the COVID-19 pandemic, the Company had postponed “yet to commence” work programs related to the Feasibility Study and an Environmental Assessment (“EA”) for the Rook I Project, with previously commenced “in progress” work programs (including environmental monitoring and community programs) continuing where the Company concluded that the function was not impacted by the applicable health authority guidelines. During the third quarter of 2020, the Company’s workflows that had been temporarily impacted by the COVID-19 pandemic for the Feasibility Study and EA resumed in what the Company believes is an orderly and safe manner. The Company expects the environmental impact statement (“EIS”) to be completed in the second half of 2021. In the interim, the Company intends to continue to attempt to optimize all workflows in light of the current health and economic climate.

Personnel

During Q3 2020, the Company added new professional personnel to further strengthen the Project team as Rook I advances through integrated engineering, permitting, licensing and engagement objectives.

On February 17, 2021, the Company entered into an employment agreement with Harpreet Dhaliwal for the position of Chief Financial Officer. Harpreet Dhaliwal is expected to start as Chief Financial Officer on April 1, 2021. On May 12, 2020, Anthony (Tony) George, P.Eng. was appointed to the position of Chief Project Officer. Mr. George started in his new position in mid-June and is responsible for the execution of the Rook I Project through to production.

DISCUSSION OF OPERATIONS

Project Development

During Q4 2020, NexGen continued with the advancement of the FS on the Rook I Project, which was subsequently completed and issued a news release outlining the results on February 22, 2021. The FS validates the previous stage engineering, supports the EA process and licensing application activities, and produces a Class 3 (AACE) capital and operating cost estimate that are summarized in the Rook I FS Technical Report.

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

Permitting workflows, including the advancement of the draft Environmental Impact Statement (EIS) under the EA work program and corresponding licensing application to prepare the site for construction continued during Q4 2020.

The Company is continuing its engagement with the communities within the proximity to the Rook I Project, as per certain study agreements entered into with four Indigenous groups in the second half of 2019 (the “Study Agreements”). The Study Agreements provide a framework for working collaboratively to advance the EA and exchange information that will be used to inform the Crown as the Crown undertakes its duty to consult. The Study Agreements provide funding to each Indigenous group and outline a collaborative process for formal engagement to support the inclusion of Indigenous knowledge in the EA. The Study Agreements also outline processes for identifying potential effects to Indigenous rights, treaty rights, and socio-economic interests, and avoidance and accommodation measures in relation to the Rook I Project.

The Company and the Indigenous communities have committed to engagement through joint working groups to support the inclusion of each community’s traditional knowledge throughout the EA process, including incorporating traditional land use and dietary studies that are to be undertaken by each of the respective communities. The Company has and will continue to provide funding for all aspects of the above, including the Joint Working Groups, and to lead, review and independently confirm the Traditional Land Use studies for inclusion into the EA.

Further, the Study Agreements agree that the parties will negotiate Impact Benefit Agreements in good faith and as early in the regulatory process as possible to allow the parties greater certainty.

Outlook

The Company intends to advance the development of the Project as outlined in the Rook I FS Technical Report. The work will include: initiating basic engineering with a selected engineering, procurement, construction and management company; and conducting site investigation and process plant optimization studies to support basic engineering.

Through 2021, the Company will continue to advance the EA and licensing activities and engage with regulators and communities.

Feasibility Study

The Rook I FS Technical Report includes updated mineral reserve and mineral resource estimates for the Arrow Deposit. The information contained in this section of the MD&A regarding the Project has been derived from the Rook I FS Technical Report, is subject to certain assumptions, qualifications and procedures described in the Rook I FS Technical Report and is qualified in its entirety by the full text of the Rook I FS Technical Report. Reference should be made to the full text of the Rook I FS Technical Report.

Highlights

Table A – Summary of Arrow Deposit Feasibility Study (based on US $50/lb U3O8)

FS
After-Tax NPV @ 8%	$3.47 Billion
After-Tax Internal Rate of Return (IRR)	52.4%
After-Tax Payback	0.9 Year
Pre-Commitment Early Works Capital	$157 Million
Project Execution Capital	$1,143 Million
Total Initial Capital Costs (“CAPEX”)	$1,300 Million
Average Annual Production (Years 1-5)	28.8 M lbs U3O8
Average Annual After-Tax Net Cash Flow (Years 1-5)	$1,038 Million
Average Annual Production (Life of Mine)	21.7 M lbs U3O8

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

Average Annual After -Tax Net Cash Flow (Life of Mine)	$763 Million
Nominal Mill Capacity	1,300 tonnes per day
Average Annual Mill Feed Grade	2.37% U3O8
Mine Life	10.7 Years
Average Annual Operating Cost (“OPEX”, Life of Mine)	$ 7.58 (US$5.69)/lb U3O8

1)

The economic analysis was based on the timing of a final investment decision (“FID”) and does not include the Pre-Commitment Early Works Capital, which are costs NexGen intends on expending prior to the FID. Pre-Commitment Early Works scope includes site preparation, and the supporting infrastructure (concrete batch plant, Phase I camp accommodations and bulk fuel storage) required to support full Project Execution Capital.

2)	FS based on CAD $1.00 = US $0.75 and US $50/lb U3O8 price.

Mineral Resources

The updated mineral resource estimate has an effective date of June 19, 2019 and builds upon the mineral resource estimate used in the Company’s previously released pre-feasibility study by incorporating holes drilled in 2018 and 2019. The updated mineral resource estimate is principally comprised of measured mineral resources with measured mineral resources of 209.6 M lbs of U3O8 contained in 2,183 kt grading 4.35% U3O8, indicated mineral resources of 47.1 M lbs of U3O8 contained in 1,572 kt grading 1.36% U3O8, and inferred mineral resources of 80.7 M lbs of U3O8 contained in 4,399 kt grading 0.83% U3O8, summarized below in Table B. The drill hole spacing defining the measured and indicated mineral resources are supported by two leading and independent geostatistical drill hole spacing studies.

Table B- Arrow Deposit Mineral Resource Estimate

FS Mineral Resource
Structure	Tonnage (k tonnes)	Grade (U3O8%)	Contained Metal (U3O8 M lb)
Measured
A2 LG	920	0.79	16.0
A2 HG	441	16.65	161.9
A3 LG	821	1.75	31.7

Total:	2,183	4.35	209.6

Indicated
A2 LG	700	0.79	12.2
A2 HG	56	9.92	12.3
A3 LG	815	1.26	22.7

Total:	1,572	1.36	47.1

Measured and Indicated
A2 LG	1,620	0.79	28.1
A2 HG	497	15.9	174.2
A3 LG	1,637	1.51	54.4

Total:	3,754	3.1	256.7

Inferred
A1 LG	1,557	0.69	23.7
A2 LG	863	0.61	11.5
A2 HG	3	10.95	0.6
A3 LG	1,207	1.12	29.8
A4 LG	769	0.89	15.0

Total:	4,399	0.83	80.7

Notes:

1.	CIM Definition Standards were followed for Mineral Resources. Mineral Resources are reported inclusive of Mineral Reserves.
2.	Mineral Resources are reported at a cut-off grade of 0.25% U3O8 based on a long-term price of US$50 per lb U3O8 and estimated costs.
3.	A minimum mining width of 1.0 m was used
4.	The effective date of Mineral Resources is June 19, 2019
5.	Numbers may not add due to rounding.

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economics.

Mineral Reserves

The FS defines probable mineral reserves of 239.6 million lbs of U3O8 contained in 4,575 kt grading 2.37% U3O8 from the measured and indicated mineral resources, summarized in Table C. The probable mineral reserves include diluting materials and allowances for losses which may occur when material is mined. Although a majority of the mineral reserves are based on measured mineral resources, it was decided to allocate 100% of the mineral reserves to the probable category (as opposed to the proven category), since the Rook I Project is still at a development stage.

Table C- Arrow Probable Mineral Reserves

Probable Mineral Reserves
Structure	Tonnage (k tonnes)	Grade (U3O8%)	Contained Metal (U3O8 M lb)
A2	2,594	3.32%	190.0
A3	1,982	1.13%	49.5

Total	4,575	2.37%	239.6

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are reported with an effective date of January 21, 2021.
3.	Mineral Reserves include transverse and longitudinal stopes, ore development, marginal ore, special waste and a nominal amount of waste required for mill ramp-up and grade control.
4.	Stopes were estimated at a cut-off grade of 0.30% U3O8.
5.	Marginal ore is material between 0.26% U3O8 and 0.30% U3O8 that must be extracted to access mining areas.
6.

Special waste in material between 0.03% and 0.26% U3O8 that must be extracted to access mining areas. 0.03% U3O8 is the limit for what is considered benign waste and material that must be treated and stockpiled in an engineered facility.

7.

Mineral Reserves are estimated using a long-term metal price of US$50 per pound U3O8, and a 0.75 US$/C$ exchange rate (C$1.00 = US$0.75). The cost to ship the yellow cake product to a refinery is considered to be included in the metal price.

8.	A minimum mining width of 3.0 m was applied for all long hole stopes.
9.	Mineral Reserves are estimated using a combined underground mining recovery of 95.5% and total dilution (planned and unplanned) of 33.8%.
10.	The density varies according to the U3O8 grade in the block model. Waste density is 2.464 t/m3.
11.	Numbers may not add due to rounding.

Economic Results

The Study was based on a uranium price estimate of US$50/lb U3O8 per pound, net of yellow cake transportation fees and a fixed USD:CAD conversion rate of 0.75.

The economic analysis was based on the timing of a final investment decision (“FID”) and does not include the Pre-Commitment Early Works Capital, which are costs NexGen intends on expending prior to the FID. The economic analysis is based on a capital cost estimate of $1,143 million and a construction schedule of 3.5 years, excluding the Pre-Commitment Early Works scope (capital costs of $157 million and 6-month construction schedule).

The Feasibility Study returned an after-tax NPV@8% of $3.47 billion and an IRR of 52.4%. NPV and IRR are summarized in the following table using Base Case and other flat uranium price estimates. The economic model was subjected to a sensitivity analysis to determine the effects of changing metals prices, grade, metal recovery, exchange rate, OPEX, CAPEX, labour and reagent costs. The NPV is most sensitive to metals prices, grade, metal recovery, and exchange rate.

Table G – NPV and IRR Sensitivity to Uranium Price

Uranium Price (US$/lb U3O8)	After-Tax NPV8	After-Tax IRR
$65/lb U3O8	$4.87 Billion	62.8%
$60/lb U3O8	$4.40 Billion	59.5%
$55/lb U3O8	$3.93 Billion	56.1%
$50/lb U3O8 (Base Case)	$3.47 Billion	52.4%

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

$45/lb U3O8	$3.00 Billion	48.4%
$40/lb U3O8	$2.53 Billion	44.0%

FINANCINGS

2020 Financing and Debentures

On May 27, 2020, the Company completed the 2020 Financing, which was comprised of a private placement for aggregate gross proceeds of US$30 million with QRC consisting of US$15 million of 2020 Placement Shares Shares (11,611,667 Common Shares at a price of $1.80 per Common Share); and US$15 million of 7.5% unsecured convertible 2020 Debentures. The 2020 Debentures bear interest at the rate of 7.5% per annum and have a five-year term ending on May 27, 2025 (the “Maturity Date”). The 2020 Debentures are convertible at the holder’s option into common shares of the Company at a price of $2.34 per share (the “Conversion Price”). Two-thirds of the interest (5% per annum) is payable in cash, while one-third (2.5% per annum) is payable in common shares issuable at a price equal to the 20-day volume weighted average trading price (“VWAP”) on the exchange on which the common shares are trading that has the greatest trading volume, ending on the day prior to the date such interest payment is due. The Company will be entitled, on or after the third anniversary of the date of the issuance of the 2020 Debentures, at any time that the 20-day VWAP on the TSX exceeds 130% of the Conversion Price, to redeem the 2020 Debentures at par plus accrued and unpaid interest. The Company and QRC entered into an investor rights agreement dated May 27, 2020 providing for various rights and obligations, including provisions relating to voting alignment, standstill and transfer restriction covenants that will apply until such time as QRC holds less than 5% of the Common Shares (calculated on a partially-diluted basis) or until there is a change of control of the Company.

Upon completion of a change of control (which includes in the case of QRC’s right to require the Company to redeem the 2020 Debentures, a change in the Chief Executive Officer of the Company), QRC may require the Company to redeem, or the Company has the right to redeem, any outstanding 2020 Debentures in cash at: (i) on or prior to May 27, 2023 for the 2020 Debentures, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board, the Company may require QRC to convert the 2020 Debentures into common shares of the Company at the Conversion Price, provided the consideration payable upon the change of control exceeds the Conversion Price, and is either payable in cash or is payable in property or securities which QRC, in its sole discretion, wish to receive.

An establishment fee consisting of 348,350 common shares, calculated as 3% of the aggregate principal amount of the 2020 Debentures at a deemed price of CAD$1.80 per share, was paid to QRC in connection with the 2020 Financing. A consent fee consisting of 180,270 common shares at a deemed price of CAD$1.97 per share was paid to the investors of the 2016 and 2017 Debentures in connection with 2020 Debentures financing.

IsoEnergy Debentures and Share Placements

On August 18, 2020 IsoEnergy entered into an agreement with QRC for a US$6 million private placement of unsecured convertible IsoEnergy Debentures. The IsoEnergy Debentures are convertible at the holder’s option at a conversion price of $0.88 (the “IsoEnergy Conversion Price”) into a maximum of 9,206,311 common shares (the “Maximum Conversion Shares”) of IsoEnergy.

On any conversion of any portion of the principal amount of the IsoEnergy Debentures, if the number of common shares in IsoEnergy to be issued on such conversion, taking into account all common shares issued in respect of all prior conversions would result in the common shares to be issued exceeding the Maximum Conversion Shares, on such conversion the IsoEnergy Debenture holder shall be entitled to receive a payment (the “Exchange Rate Fee”) equal of the number of common shares that are not issued as a result of exceeding the Maximum Conversion Shares, multiplied by the 20-day VWAP of IsoEnergy. IsoEnergy can elect to pay the Exchange Rate Fee in cash or, subject to the TSX Venture Exchange (the “TSXV”) approval, in common shares of IsoEnergy.

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

The IsoEnergy Debentures will carry an 8.5% coupon over a 5-year term, payable semi-annually with 6% payable in cash and 2.5% payable in common shares of IsoEnergy, subject to TSXV approval, at a price equal to the market price of IsoEnergy’s common shares on the TSXV on the day prior to the date such interest is due. The IsoEnergy Debenture interest can be reduced to 7.5% per annum on the public dissemination by IsoEnergy of an economically positive preliminary economic assessment study, at which point the cash component of the interest will be reduced to 5% per annum.

IsoEnergy will be entitled, on or after the third anniversary of the date of issuance of the IsoEnergy Debentures, at any time the 20-day VWAP of IsoEnergy on the TSXV exceeds 130% of the Conversion Price, to redeem the IsoEnergy Debentures at par plus accrued and unpaid Interest.

An establishment fee of 3% was also paid to the debenture holders through the issuance of 219,689 common shares in IsoEnergy.

During the year ended December 31, 2020, IsoEnergy completed a bought deal private placement for aggregate gross proceeds of $8 million (the “IsoEnergy Share Placements”) comprising the issuance of 2,702,703 IsoEnergy flow-through shares (“IsoEnergy FT Shares”) at $1.48 per IsoEnergy FT Share and 5,882,352 IsoEnergy common shares (“IsoEnergy Shares”) at $0.68 per IsoEnergy Share.

Conversion of Debentures

On February 18, 2021 the Company received notice that the registered holders of US$120 million aggregate principal amount of 2016 and 2017 Debentures had elected to convert their 2016 and 2017 Debentures into common shares of the Company pursuant to the terms of the trust indentures governing the 2016 and 2017 Debentures. The 2016 and 2017 Debentures consist of the 2016 Debentures, with US$60 million aggregate principal amount of 7.5% unsecured convertible debentures issued by the Company in 2016 and the 2017 Debentures, with US$60 million aggregate principal amount of 7.5% unsecured convertible debentures issued by the Company in 2017, both due to mature on July 22, 2022. Under their terms, the 2016 and 2017 Debentures are convertible into common shares at a price of US$2.3261 for the 2016 Debentures and US$2.6919 for the 2017 Debentures. An aggregate of 48,083,335 Common Shares were issued in connection with the conversion of the principal amount of the 2016 and 2016 Debentures. Upon issuance, the registered holder CEF’s percentage ownership of the issued and outstanding Common Shares increased from ~8.7% to ~18.7%. In addition, the Company is required to pay the interest that accrued on the 2016 and 2016 Debentures prior to conversion, which it intends to pay by issuing an aggregate of 177,045 Common Shares to CEF, such number of shares being calculated in accordance with the terms of the relevant trust indenture governing the 2016 and 2017 Debentures and remaining subject to final approval of the TSX.

Bought Deal Financing

On February 25, 2021, the Company announced the Offering comprised of a bought deal equity financing of 33,400,000 common shares of the Company at an Offering Price of $4.50 per common share for gross proceeds of approximately $150 million. The Company has granted the Underwriters an Over-Allotment Option, exercisable at the Offering Price for a period of 30 days following the closing of the Offering, to purchase up to an additional 5,010,000 common shares to cover over-allotments, if any. The Offering closed on March 11, 2021 and the Over-Allotment Option closed on March 16, 2021.

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

FINANCIAL RESULTS

Selected Annual Financial Information

The following financial data is derived from the Company’s annual financial statements for the years ended December 31, 2020, December 31, 2019 and December 31, 2018:

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Total Revenue	$—	$—	$—
Loss (profit) for the year	114,490,129	16,548,056	(1,491,606)
Comprehensive loss (profit) for the year	116,617,974	18,892,957	(2,092,427)
Basic loss (profit) per Common Share	0.30	0.04	(0.01)
Diluted loss per Common Share	0.30	0.06	0.05
Operating expenses
Salaries, benefits and directors’ fees	$5,631,519	$5,624,334	$5,897,494
Office and administrative	1,639,127	1,965,818	1,855,177
Professional fees	4,037,273	3,572,164	2,003,931
Travel	279,259	1,142,668	920,834
Depreciation	2,281,419	2,383,177	1,533,634
Share-based payments	9,748,199	10,867,167	13,736,299
Impairment of exploration and evaluation Assets	—	14,354	—
Finance income	(410,498)	(1,815,590)	(2,486,565)
Mark to market loss (gain) on Convertible Debentures	76,492,786	(21,821,831)	(32,578,261)
Interest expense	13,371,117	11,822,910	11,954,146
Interest on lease liabilities	253,978	206,986	—
Foreign exchange loss (gain)	462,359	1,653,616	(4,025,062)
Other losses	1,264	—	6,065

Loss (profit) from operations	$113,787,802	$15,615,773	$(1,182,308)
Deferred income tax expense (recovery)	702,327	932,283	(309,298)

Loss (profit) for the year	$114,490,129	$16,548,056	$(1,491,606)

Other Comprehensive (Income) Loss
Items that will not be reclassified subsequently to profit or loss
Change in fair value of Convertible Debentures attributable to the change in credit risk	$2,888,050	$3,212,139	$(600,821)
Deferred income tax recovery	(760,205)	(867,238)	—

Total other comprehensive (income) loss	$2,127,845	$2,344,901	$(600,821)

Total comprehensive loss (profit) for the year	$116,617,974	$18,892,957	$(2,092,427)

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

Selected Financial Information (continued)

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Loss (profit) attributable to:
Shareholders of NexGen Energy Ltd.	$109,828,218	$15,531,911	$(2,269,689)
Non-controlling interests in IsoEnergy Ltd.	4,661,911	1,016,145	778,083

Loss (profit) for the year	$114,490,129	$16,548,056	$(1,491,606)

Total comprehensive loss (profit) attributable to:
Shareholders of NexGen Energy Ltd.	$111,920,611	$17,876,812	$(2,870,510)
Non-controlling interests in IsoEnergy Ltd.	4,697,363	1,016,145	778,083

Total comprehensive loss (profit) for the year	$116,617,974	$18,892,957	$(2,092,427)

Loss per common share attributable to the Company’s common shareholders –
Basic loss (profit) per common share	$0.30	$0.04	$(0.01)
Diluted loss per common share	$0.30	$0.06	$0.05
Weighted average number of common shares outstanding –
Basic	370,530,748	354,593,084	345,868,725
Diluted	370,530,748	402,676,421	393,952,062

Year ended December 31, 2020 vs Year Ended December 31, 2019

In the year ended December 31, 2020, NexGen incurred a loss of $114,490,129 or $0.30 per common share, compared to a loss of $16,548,056 or $0.04 per common share for the year ended December 31, 2019.

The Company recognized a mark to market loss on the Convertible Debentures of $76,492,786 during the year ended December 31, 2020 as compared to a mark to market gain of $21,821,831 during the year ended December 31, 2019. Mark to market gains and losses result from the fair value re-measurement of the Convertible Debentures at each reporting date, with any changes in the fair value being recognized in the loss and comprehensive loss for the period. The mark to market loss for the year ended December 31, 2020 is due mainly to debt accretion and an increase in the Company’s and IsoEnergy’s share prices from December 31, 2019 to December 31, 2020.

Salaries, benefits and directors’ fees were consistent from $5,631,519 in the year ended December 31, 2020 compared to $5,624,334 in the year ended December 31, 2019.

Office and administrative costs decreased to $1,639,127 in the year ended December 31, 2020 from $1,965,818 in the year ended December 31, 2019 due to reduced expenditures as a result of COVID-19.

Professional fees increased to $4,037,273 in the year ended December 31, 2020 from $3,572,164 in the year ended December 31, 2019 due to legal and professional fees related to the 2020 Financing and an increase in consulting and legal fees pertaining to various activities at the Company.

Travel expenses decreased to $279,259 in the year ended December 31, 2020 from $1,142,668 in the year ended December 31, 2019 due to limited travel related to COVID-19 restrictions.

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

Depreciation expense of $2,281,419 in the year ended December 31, 2020 was consistent with depreciation expense of $2,383,177 in the year ended December 31, 2019.

Share-based payments charged to the statement of loss and comprehensive loss decreased to $9,748,199 in the year ended December 31, 2020 from $10,867,167 in the year ended December 31, 2019. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. During the year ended December 31, 2020 the company issued 9,555,000 stock options with a weighted average fair value per option of $1.29 compared to the year ended December 31, 2019, the Company granted 9,438,679 stock options with a weighted average fair value per option of $0.96. Stock-based compensation decreased compared to the previous year as comparatively higher value options issued in 2018 were recognized in 2019.

Finance income decreased to $410,498 in the year ended December 31, 2020 from $1,815,590 in the year ended December 31, 2019 primarily due to lower interest rates.

Interest expense increased to $13,371,117 in the year ended December 31, 2020 from $11,822,910 in the year ended December 31, 2019. The increase in interest expense is due to the fluctuations in foreign exchange rates and interest paid on the new issuance of the 2020 Debentures and the IsoEnergy Debentures.

Interest expense on lease liabilities increased to $253,978 in the year ended December 31, 2020 from $206,986 in the year ended December 31, 2019 due to an increase in the carrying value of the office leases from additional leased office space which commenced in June 2020.

The Company recognized a foreign exchange loss of $462,359 in the year ended December 31, 2020 as compared to a foreign exchange loss of $1,653,616 in the year ended December 31, 2019. The difference relates to foreign exchange rate fluctuations realized on US dollar denominated transactions and payments translated into Canadian dollars in addition to unrealized foreign exchange rate fluctuations on US dollar cash and accounts payable balances held on December 31, 2020.

A deferred income tax expense of $702,327 was incurred in the year ended December 31, 2020 compared to a deferred income tax expense of $932,283 in the year ended December 31, 2019. The deferred income tax expense of $702,327, is partially offset by a deferred income tax recovery of $760,205 recorded in other comprehensive income relating to the change in the fair value of the Convertible Debentures being bifurcated between the loss for period and other comprehensive loss.

The net $57,878 deferred income tax recovery relates to the renunciation of the tax attributes to investors in IsoEnergy’s flow-through shares offset by the deferred income tax recovery on losses recognized in the year and income recognition of the flow-through share premium liability as a result of qualifying expenditures in the year ended December 31, 2020.

Year ended December 31, 2019 vs year ended December 31, 2018

In the year ended December 31, 2019, NexGen incurred a net loss of $16,548,056 or $0.04 per common share, compared to a net profit of $1,491,606 or $0.01 per common share for the year ended December 31, 2018.

The Company recognized a mark to market gain on the Convertible Debentures of $21,821,831 during the year ended December 31, 2019 as compared to a mark to market gain of $32,578,261 in the year ended December 31, 2018. Mark to market gains and losses result from the fair value re-measurement of the Convertible Debentures at each report date, with any changes in the fair value being recognized in the loss (profit) and comprehensive loss (profit) for the period. The mark to market gain for the year ended December 31, 2019 is due mainly to a decrease in the Company’s share price from $2.41 at December 31, 2018 to $1.67 at December 31, 2019; partially offset by the accretion of the loan portion of the convertible debentures.

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

The Company incurred a foreign exchange loss of $1,653,616 in the year ended December 31, 2019 compared to a foreign exchange gain of $4,025,062 in the year ended December 31, 2018. These amounts are derived from foreign exchange rate fluctuations realized on US dollar denominated transactions and payments translated into Canadian dollars as well as unrealized foreign exchange rate fluctuations on US dollar cash and accounts payable balances held on December 31, 2019.

Salaries, benefits and directors’ fees decreased to $5,624,334 in the year ended December 31, 2019 from $5,897,494 in the year ended December 31, 2018, mainly due to the decrease in management employees in 2019 compared to the year ended December 31, 2018.

Office and administrative costs increased to $1,965,818 during the year ended December 31, 2019 from $1,855,177 in the year ended December 31, 2018 mainly due to the increase of regulatory costs during the year ended December 31, 2019.

Professional fees increased to $3,572,164 in the year ended December 31, 2019 from $2,003,931 in the year ended December 31, 2018 due to an increase in consultant and legal fees pertaining to various corporate activities, audit fees and timing of investor relations costs incurred in the year ended December 31, 2019.

Travel expenses increased to $1,142,668 in the year ended December 31, 2019 from $920,834 in the year ended December 31, 2018, primarily due to an increase in general corporate activity in the year ended December 31, 2019.

Depreciation increased to $2,383,177 in the year ended December 31, 2019 from $1,533,634 in the year ended December 31, 2018 due to an increase in the amortization, related to the adoption of IFRS 16 – Leases standard, which resulted in the recognition of right-of-use assets related to the office and vehicle leases.

Share-based payments charged to the statement of loss (profit) and comprehensive loss (profit) decreased to $10,867,167 in the year ended December 31, 2019 from $13,736,299 in the year ended December 31, 2018. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. During the year ended December 31, 2019, the Company granted 9,438,679 stock options with a weighted average fair value per option of $0.96 compared to the year ended December 31, 2018 where the Company granted 9,045,482 stock options with a weighted average fair value per option of $1.76.

Finance income decreased to $1,815,590 in the year ended December 31, 2019 from $2,486,565 in the year ended December 31, 2018 mainly due to the decrease in cash on hand during the year ended December 31, 2019, as a result of costs associated with continued drilling, the Feasibility Study, Permitting and Regulatory and ongoing operating costs.

Interest expense decreased to $11,822,910 in the year ended December 31, 2019 from $11,954,146 in the year ended December 31, 2018 due to the fluctuation in the US dollar foreign exchange rate on the interest payments related to the 2016 and 2017 Debentures.

Interest expense on lease liabilities increased to $206,986 in the year ended December 31, 2019 from $nil in the year ended December 31, 2018 due to office and vehicle lease liabilities recognized as a result of the adoption of IFRS 16 – Leases standard.

A deferred income tax expense of $932,283 was incurred in the year ended December 31, 2019 as compared to a deferred income tax recovery of $309,298 in the year ended December 31, 2018. The deferred income tax expense of $932,283, is offset by a deferred tax recovery of $867,238 recorded in other comprehensive income relating to the change in the fair value of the convertible debentures being bifurcated between the loss for the period and other comprehensive income. The net $65,045 deferred income tax expense relates to the renunciation of the related tax attributes to investors in IsoEnergy’s flow-through shares partially offset by the deferred income tax recovery on losses recognized in the period and the

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

income recognition on the flow-through share premium liability as result of qualifying expenditures in the year ended December 31, 2019.

FINANCIAL POSITION

The following financial data is derived from the Company’s annual financial statements for the years ended December 31, 2020, December 31, 2019 and December 31, 2018:

	December 31, 2020	December 31, 2019	December 31, 2018
Exploration and evaluation assets	$274,721,793	$252,380,408	$194,128,594
Total assets	$357,392,071	$313,525,914	$326,867,565
Total current liabilities	$7,322,034	$4,784,795	$6,517,313
Total non-current liabilities	$230,818,100	$122,392,265	$138,423,662
Distributions or cash dividends declared per share	$—	$—	$—

Financial Position as at December 31, 2020 vs December 31, 2019

NexGen had cash totaling $74,021,706 as at December 31, 2020 compared to $52,117,581 as at December 31, 2019. This increase in cash was due to $28,790,500 of cash received from the issuance of the 2020 Debentures and IsoEnergy Debentures, $24,585,307 of cash received from the 2020 Placement Shares and IsoEnergy Share Placements and $7,421,686 of cash received from stock option and warrant exercises; offset by exploration and evaluation asset and equipment expenditures of $18,056,382 and $186,391, respectively, $955,431 of cash used to pay lease liabilities, $8,615,859 of cash interest paid on convertible debentures, and $10,616,946 of cash used in operating activities.

Exploration and evaluation assets increased to $274,721,793 as at December 31, 2020 from $252,380,408 as at December 31, 2019 due to expenditures associated with the Rook I FS Technical Report and EA.

Current liabilities increased to $7,322,034 as at December 31, 2020 from $4,784,795 as at December 31, 2019. The majority of this increase is related to the timing of payments for exploration and evaluation expenditures.

Non-current liabilities increased to $230,818,100 as at December 31, 2020 from $122,392,265 as at December 31, 2019 due to the issuance of the 2020 Debentures and the IsoEnergy Debentures and the net increase in fair value of the 2016 and 2017 Debentures resulting primarily from the change in the Company’s credit risk, share price and foreign exchange rates since December 31, 2019.

Financial Position as at December 31, 2019 vs December 31, 2018

NexGen had cash and cash equivalents totaling $52,117,581 as at December 31, 2019 compared to $125,059,189 as at December 31, 2018. This decrease in cash and cash equivalents was due to exploration and evaluation asset and equipment expenditures of $57,050,294 and $629,160, respectively, $12,805,886 of cash used in operating activities, $784,399 of cash used to pay lease liabilities, and $8,008,642 of cash interest paid on Convertible Debentures; offset by $3,964,800 of cash received from stock option and warrant exercises and shares of IsoEnergy issued to non-controlling interests for cash of $3,420,191.

Exploration and evaluation assets increased from $194,128,594 as at December 31, 2018 to $252,380,408 as at December 31, 2019 due to expenditures made on exploration and evaluation assets, costs associated with the resource drilling on Arrow, Feasibility Study and Environmental Assessment.

Current liabilities decreased from $6,517,313 as at December 31, 2018 to $4,784,795 as at December 31, 2019. The majority of this decrease is related to the timing of payments for exploration and evaluation expenditures.

Non-current liabilities decreased from $138,423,662 as at December 31, 2018 to $122,392,265 as at December 31, 2019 due to the net decrease in fair value of the Convertible Debentures resulting primarily

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

from fluctuations in the Company’s share price and foreign exchange rates since December 31, 2018; partially offset by the recording of long-term lease liability related to the adoption of IFRS 16 – Leases.

Q4 2020 RESULTS

The following information sets forth the Company’s financial performance for the three months ended December 31, 2020 and December 31, 2019:

	For the three months ended
	December 31, 2020	December 31, 2019
Operating expenses
Salaries, benefits and directors’ fees	$2,559,295	$2,435,210
Office and administrative	410,274	424,659
Professional fees	1,019,522	869,334
Travel	111,915	391,672
Depreciation	590,861	599,199
Share-based payments	3,909,489	2,811,654
Impairment of exploration and evaluation assets	—	14,354
Finance income	(84,242)	(291,266)
Mark to market loss (gain) on Convertible Debentures	51,567,924	(1,132,741)
Interest expense	3,747,426	2,854,203
Interest on lease liabilities	74,005	47,539
Foreign exchange loss	1,014,241	398,723

Loss from operations	$64,920,710	$9,422,540

Deferred income tax expense (recovery)	(803,782)	771,150

Loss for the period	$64,116,928	$10,193,690

Other Comprehensive (Income) Loss
Change in fair value of the Convertible Debentures attributable to the change in credit risk	(1,677,134)	2,398,260
Deferred income tax expense (recovery)	472,393	(867,238)

Total comprehensive loss for the period	$62,912,187	$11,724,712

Loss attributable to:
Shareholders of NexGen Energy Ltd.	$59,964,652	$9,934,713
Non-controlling interests in IsoEnergy Ltd.	4,152,276	258,977

Loss for the period	$64,116,928	$10,193,690

Total comprehensive loss attributable to:
Shareholders of NexGen Energy Ltd.	$58,724,460	$11,465,735
Non-controlling interests in IsoEnergy Ltd.	4,187,727	258,977

Total comprehensive loss for the period	$62,912,187	$11,724,712

Loss per common share attributable to the Company’s common shareholders –
Basic	$0.16	$0.03
Diluted	$0.16	$0.03
Weighted average number of common shares outstanding
Basic	378,263,558	357,066,647
Diluted	378,263,558	357,066,647

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

In the three months ended December 31, 2020, NexGen earned a net loss of $64,116,928 or $0.16 per common share, compared to a net profit of $10,193,690 or $0.03 per common share for the three months ended December 31, 2019.

The Company recognized a mark to market loss on the Convertible Debentures of $51,567,924 during the three months ended December 31, 2020 as compared to a mark to market gain of $1,132,741 in the three months ended December 31, 2019. This mark to market loss (gain) results from the fair value re-measurement of the Convertible Debentures at each report date, with any changes in the fair value being recognized in the loss (profit) and comprehensive loss (profit) for the period. The loss was primarily the result of fluctuations in the Company’s and IsoEnergy’s share prices, partially offset by the change in foreign exchange rates.

Salaries, benefits and directors’ fees increased from $2,435,210 in the three months ended December 31, 2019 as compared to $2,559,295 in the three months ended December 31, 2020 due to higher salaries in IsoEnergy.

Office and administrative costs were consistent from $424,659 in the three months ended December 31, 2019 as compared to $410,274 in the three months ended December 31, 2020.

Professional fees increased from $869,334 in the three months ended December 31, 2019 to $1,019,522 in the three months ended December 31, 2020 mainly due to increased professional fees related to various corporate matters in the three months ended December 31, 2020 compared to the three months ended December 31, 2019.

Travel expenses decreased from $391,672 in the three months ended December 31, 2019 to $111,915 in the three months ended December 31, 2020, mainly due to limited travel related to COVID-19 restrictions during the three months ended December 31, 2020.

Depreciation expense was consistent from $599,199 in the three months ended December 31, 2019 as compared to $590,861 in the three months ended December 31, 2020.

Share-based payments charged to the statement of loss and comprehensive loss increased from $2,811,654 in the three months ended December 31, 2019 to $3,909,489 in the three months ended December 31, 2020. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expenses are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. During the three months ended December 31, 2020, 4,930,000 stock options were granted with a weighted average fair value per option of $1.66 compared to 4,300,000 stock options granted with a weighted average fair value per option of $0.82 during the three months ended December 31, 2019. The number of stock options at a higher weighted average fair value per option contributed to an increase in share-based payments expense in the three months ended December 31, 2020 as compared to the three months ended December 31, 2019.

Impairment of exploration and evaluation assets decreased from $14,354 in the three months ended December 31, 2019 to $nil in the three months ended December 31, 2020 due to mineral claims relinquished in the three months ended December 31, 2019 by IsoEnergy.

Finance income decreased from $291,266 in the three months ended December 31, 2019 to $84,242 in the three months ended December 31, 2020 primarily due to lower in interest rates.

Interest expense increased from $2,854,203 in the three months ended December 31, 2019 to $3,747,426 in the three months ended December 31, 2020. The increase in interest expense is mainly due interest paid on the new issuance of the 2020 Debentures and the IsoEnergy Debentures during the year.

The Company recognized a foreign exchange loss of $398,723 in the three months ended December 31, 2018 compared to a foreign exchange loss of $1,014,241 in the three months ended December 31, 2020. These amounts are derived from foreign exchange rate fluctuations realized on US dollar denominated

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

transactions and payments translated into Canadian dollars as well as unrealized foreign exchange rate fluctuations on US dollar cash and accounts payable balances held on December 31, 2020.

A deferred income tax recovery of $803,782 was recorded in the three months ended December 31, 2020 as compared to an expense of $771,150 in the three months ended December 31, 2019. The deferred income tax recovery of $803,782 is offset by a deferred income tax expense of $472,392 recorded in other comprehensive loss and relates to the change in the fair value of the convertible debentures being bifurcated between the loss for the period and other comprehensive income. The net $331,389 deferred income tax recovery relates to IsoEnergy’s deferred income tax recovery on losses recognized in the period, partially offset by the renunciation of flow-through shares and the income recognition on the flow-through share premium liability in the year ended December 31, 2020.

SUMMARY OF QUARTERLY RESULTS

The following financial information is derived from the Company’s financial statements, prepared in accordance with IFRS. For all quarterly periods other than those ended December 31, the information below should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for each of the past eight quarters, as well as the associated audited, consolidated annual financial statements.

	2020 Dec 31	2020 Sep 30	2020 Jun 30	2020 Mar 31	2019 Dec 31	2019 Sep 30	2019 Jun 30	2019 Mar 31
Finance income	$84,242	$86,609	$54,723	$184,924	$291,266	$406,817	$511,300	$606,207
Loss (profit) for the period	$64,116,928	$21,514,946	$18,472,349	$10,385,906	$10,193,690	$808,850	$12,521,248	$(6,975,732)
Loss (profit) for the period attributable to common shareholders	$59,964,652	$21,680,392	$18,245,709	$9,937,465	$9,934,712	$519,754	$12,311,087	$(7,233,642)
Loss (profit) per common share attributable to common shareholders
- Basic	0.16	0.06	$0.05	$0.03	$0.03	$0.00	$0.04	$(0.02)
- Diluted	0.16	0.06	$0.05	$0.03	$0.03	$0.01	$0.04	$0.01

NexGen does not derive any revenue from its operations except for interest income from its cash and cash equivalent balances. Its primary focus is the acquisition, exploration, evaluation and development of resource properties.

The significant fluctuations in loss (profit) are mainly the result of mark to market gains or losses recognized on the fair value re-valuation of the Convertible Debentures at each quarter, with any changes in the fair value being recognized in the loss (profit) for the quarter.

Interest income recorded as finance income has fluctuated depending on cash balances available to generate interest and the earned rate of interest, the latter of which was affected due to COVID 19.

The loss (profit) per period has also fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable due to the nature and timing of exploration and development activities.

LIQUIDITY AND CAPITAL RESOURCES

As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at December 31, 2020, the Company had cash of $74,021,706 (December 31, 2019: $52,117,581; December 31, 2018: $125,059,189), an accumulated deficit of $212,301,767 (December 31, 2019: $103,501,461; December 31, 2018: $85,143,089) and working capital of $67,684,005 (December 31, 2019: $48,677,217; December 31, 2018: $119,195,168).

The Annual Financial Statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

NexGen has no revenue-producing operations, earns only minimal interest income on cash and historically has recurring operating losses. As at December 31, 2020, the Company had an accumulated deficit of $212,301,767.

As at the date of this MD&A, the Company has, on an unaudited basis, approximately $68.2 million in cash (excluding the Offering referred to above) and approximately $3.5 million in current liabilities.

On May 27, 2020, the Company completed the 2020 Financing raising total gross proceeds of US$30 million. The 2020 Financing positions the Company to continue its planned exploration and development activities at the Rook I Project and planned pre-development activities and assessments, while maintaining current corporate capacity which includes interest payments, wages, consulting fees, professional fees, costs associated with the Company’s offices in Vancouver and Saskatoon and fees and expenditures required to maintain all of its tenements.

The Company does not have any commitments for capital expenditures. However, as of the date hereof, the Company has the following contractual obligations:

	(Expressed in Canadian dollars)
Contracts and leases	Total	Less than 1 year		1-3 years	3-5 years		After 5 years
Convertible debentures(1)	$34,799,050	$2,504,667	(3)	$2,886,000	$29,408,383	(4)	$—
Vehicle Leases	119,942	$105,539		$14,403	$—		$—
Office leases(2)	6,768,823	1,421,290		2,773,958	2,573,575		—

Total contractual obligations	$41,687,815	$4,031,496		$5,674,361	$31,981,958		$—

Notes:

1.	Cash interest payments on the Convertible Debentures converted from $US into CAD$ at a rate of 1.30.
2.	Leases pertain to Vancouver corporate head office, Saskatoon offices and IsoEnergy’s corporate head office.
3.

On February 18, 2021 the Company announced that it received notice the 2016 and 2017 Debentures holders elected to convert an aggregate US$120 million in debentures into common shares of the Company. Accordingly, only interest to February 18, 2021 is included (converted from US$ into CAD$ at a rate of 1.30).

4.

This includes repayment of the US$21 million principal amount of 2020 Debentures and IsoEnergy Debentures which, if not converted prior to maturity, will become due and payable (converted from US$ into CAD$ at a rate of 1.30).

On an ongoing basis, and particularly in light of current market conditions for mineral exploration, management evaluates and adjusts its planned level of activities, including planned, exploration and committed administrative costs, to maintain adequate levels of working capital.

As previously stated, the Company is dependent on external financing, including equity issuances and debt financing, to fund its activities. Even with the 2020 Financing and the Offering, circumstances that could impair the Company’s ability to raise future additional funds include general economic conditions, the price of uranium and the other factors set forth below under “Risk Factors” in the Company’s current annual information form and above under “Industry and Economic Factors that May Affect the Business” in this MD&A.

The Company has not paid any dividends and management does not expect that this will change in the near future.

Working capital is held in cash and cash equivalents, significantly reducing any liquidity risk of financial instruments held by NexGen.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at December 31, 2020 or as at the date hereof.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors, corporate officers and related companies.

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

Remuneration attributed to key management personnel can be summarized as follows:

	For the years ended
	December 31, 2020	December 31, 2019
Short-term compensation(1)	$4,772,599	$4,041,619
Share-based payments (stock options)(2)	8,623,774	9,101,888
Consulting fees(3)	129,996	45,499

	$13,526,369	$13,189,006

Notes:

(1)

Short-term compensation to key management personnel for the year ended December 31, 2020 amounted to $4,772,599 (2019 - $4,041,619) of which $4,122,196 (2019 - $2,985,193) was expensed and included in salaries, benefits and directors’ fees on the statement of loss and comprehensive loss. The remaining $650,403 (2019 - $1,056,426) was capitalized to exploration and evaluation assets.

(2)

Share-based payments to key management personnel for the year ended December 31, 2020 amounted to $8,623,774 (2019 - $9,101,888) of which $8,450,898 (2019 - $8,834,428) was expensed and $172,876 (2019 - $267,460) was capitalized to exploration and evaluation assets.

(3)

The Company used consulting services from Flying W Consulting Inc. which is associated with Brad Wall in relation to advice on corporate matters for the year ended December 31, 2020 amounting to $129,996 (2019 - $45,499) pursuant to a consulting contract providing for a monthly service fee of $10,833 and terminable upon three months’ notice.

As at December 31, 2020, there was $45,499 (December 31, 2019 - $99,999) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

OUTSTANDING SHARE DATA

The authorized capital of NexGen consists of an unlimited number of common shares and an unlimited number of preferred shares. As at March 19, 2021, there were 469,333,919 common shares, 35,839,858 stock options with exercise prices ranging between $1.59 and $3.39 and no preferred shares issued and outstanding.

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in a material adjustment to the carrying amount of the affected asset or liability in future periods.

Information about significant areas of estimation uncertainty considered by management in preparing the Financial Statements is as follows:

(i) Impairment

At the end of each financial reporting period, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication of an impairment loss or reversal of previous impairment. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. With respect to exploration and evaluation assets, the Company is required to make estimates about future events and circumstances regarding whether the carrying amount of intangible exploration assets exceeds its recoverable amount. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation asset properties.

(ii) Share-based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of warrants. The Black-Scholes model involves six key inputs to determine fair value of an option or warrant: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense.

(iii) Fair value of financial instruments

The Company measures its financial instruments at fair value. Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including a convertible note valuation model for the Convertible Debentures. The inputs used in these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

CHANGES IN ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 4 to the Annual Financial Statements. The Company did not adopt any new accounting policies during the year ended December 31, 2020 and the Company does not expect the adoption of new IFRS pronouncements that have been issued which are effective January 1, 2021, to have any immediate effect on the Company’s financial statements. The Company will continue to assess the effect of these new pronouncements throughout 2021.

CAPITAL MANAGEMENT

The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and is dependent on third-party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such, the Company has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

As discussed in the section above entitled “Overall Performance”, the Company completed the 2020 Financing and the IsoEnergy Debentures were issued, raising gross proceeds of US$36 million in the period ended December 31, 2020. The Company holds sufficient US dollars to make all interest payments due under the Convertible Debentures until maturity.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period ended December 31, 2020.

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash, amounts receivable, accounts payable and accrued liabilities, and the Convertible Debentures. The risks associated with these financial instruments are discussed below.

The fair values of the Company’s cash, amounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or prompt liquidation ability. The Company’s cash is classified as loans and receivables and are initially recorded at fair value and subsequently at amortized cost with accrued interest recorded in amounts receivable.

The Convertible Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive income.

The Company’s risk exposure and the impact on its financial instruments are summarized below:

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash, short-term investments and amounts receivable. The Company holds cash and short-term investments with large Canadian and Australian banks. Credit risk is concentrated as a significant amount of the Company’s cash is held at three financial institutions. Management believes the risk of loss to be remote. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash. Accordingly, the Company does not believe it is subject to significant credit risk.

(b) Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2020, NexGen had cash of $74,021,706 to settle accounts payable and accrued liabilities of $6,544,448.

(c) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i) Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values of the Company’s cash balances as of December 31, 2020. The Company manages interest rate risk by maintaining an investment policy for short-term investments held. This policy focuses primarily on preservation of capital and liquidity. The Company monitors its investments and is satisfied with the credit rating of its banks. The Convertible Debentures, in an aggregate principal amount of US$141 million, carry a fixed interest rates between 7.5% and 8.5% and therefore are not subject to interest rate fluctuations.

(ii) Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results.

Financial assets and liabilities subject to currency translation risk primarily include Australian and US dollar denominated cash and US dollar accounts payable and accrued liabilities. The Company maintains a Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated Convertible Debentures. At maturity, the US$141 million principal amount of the Convertible Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Convertible Debentures until maturity but not to pay the entire principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Convertible Debentures more costly to repay.

(iii) Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in the Company’s share price may affect the valuation of the Convertible Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the price of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

(iv) Sensitivity Analysis

As at December 31, 2020, the Company’s US dollar net financial liabilities were US$163,516,140. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $20,818,875 change in loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(v) Refinancing Risk

Unless the Company generates positive cash flows prior to the maturity date of the Convertible Debentures (or sooner in the event of redemption in accordance with the terms of the Convertible Debentures), the Company will have to raise funds to repay the principal amount of the Convertible Debentures and there can be no assurance that the Company will be able to raise sufficient funds when required, at all, or on reasonable terms. As reported on February 18, 2021, the company received notice the 2016 and 2017 Debentures totaling US$120M are to be converted into equity of the Company.

INTERNAL CONTROL OVER FINANCIAL REPORT (ICFR)

The Company’s management is responsible for designing and maintaining an adequate system of internal controls over financial reporting as required under National Instrument 52-109 – Certificate of Disclosure in Issuers’ Annual and Interim Filings. The Company’s internal controls over financial reporting are based on

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsorship Organizations of the Treadway Commission (COSO).

Any internal control system, no matter how well designed, has inherent limitations. Therefore, internal control can only provide reasonable assurance with respect to financial statement preparation and presentation.

There have not been any changes in the Company’s internal control over financial reporting during the Company’s more recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s most recent annual information form and below under “Industry and Economic Factors that May Affect the Business”. These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

During the year, the World Health Organization declared a global pandemic known as COVID-19 and governments around the world enacted measures to combat the spread of the virus. The duration and impact of COVID-19 outbreak is not known at this time, but the risk may include, but are not limited to, delays in the previously disclosed timelines and activity levels associated with the Company’s FS and EA and the ability to raise funds through debt and equity markets.

Negative Operating Cash Flow and Dependence on Third Party Financing

The Company has no source of operating cash flow and there can be no assurance that the Company will ever achieve profitability. Accordingly, the Company is dependent on third-party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations. Accordingly, the amount and timing of expenditures depends on the Company’s cash reserves and access to third-party financing. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Corporation’s properties, including the Rook I Project, or require the Company to sell one or more of its properties (or an interest therein). In particular, there can be no assurance that the Company will have achieved profitability prior to the maturity date and may be required to finance the repayment of all or a part of the principal amount of the Convertible Debentures. Failure to repay the Convertible Debentures in accordance with the terms thereof would have a material adverse effect on the Company’s financial position.

Uncertainty of Additional Financing

As stated above, the Company is dependent on third-party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company. The Company’s access to third-party financing depends on a number factors including the price of uranium, the results of ongoing exploration, the results of the FS and any other economic or other analysis, the Company’s obligations under the Convertible Debentures, a claim against the Company, a significant event disrupting the Company’s business or uranium industry generally, or other factors may make it difficult or impossible to obtain financing through debt, equity, or other means on favourable terms, or at all. As previously stated, failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties, including the Rook I Project, or require the Company to sell one or more of its properties (or an interest

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

therein).

In addition, unless the Company generates positive cash flows prior to the maturity date of the Convertible Debentures (or sooner in the event of redemption in accordance with the terms of the Convertible Debentures), the Company will have to raise funds to repay the principal amount of the Convertible Debentures and there can be no assurance that the Company will be able to raise sufficient funds when required, at all, or on reasonable terms. As reported on February 18, 2021, the company received notice the 2016 and 2017 Debentures totaling US$120M are to be converted into equity of the Company.

The Price of Uranium Price and Alternate Sources of Energy

The price of uranium is at historically low levels and the price of the Company’s securities is highly sensitive to fluctuations in the price of uranium. Historically, the fluctuations in these prices have been, and are expected to continue to be, affected by numerous factors beyond the Company’s control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries; public and political response to a nuclear accident; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess inventories by governments and industry participants; and production levels and production costs in key uranium producing countries.

In addition, nuclear energy competes with other sources of energy like oil, natural gas, coal and hydro-electricity. These sources are somewhat interchangeable with nuclear energy, particularly over the longer term. If lower prices of oil, natural gas, coal and hydro-electricity are sustained over time, it may result in lower demand for uranium concentrates and uranium conversion services, which, among other things, could lead to lower uranium prices. Growth of the uranium and nuclear power industry will also depend on continuing and growing public support for nuclear technology to generate electricity. Unique political, technological and environmental factors affect the nuclear industry, exposing it to the risk of public opinion, which could have a negative effect on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could affect acceptance of nuclear energy and the future prospects for nuclear generation.

All of the above factors could have a material and adverse effect on the Company’s ability to obtain the required financing in the future or to obtain such financing on terms acceptable to the Company, resulting in material and adverse effects on its exploration and development programs, cash flow and financial condition.

Exploration Risks

Exploration for mineral resources involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The risks and uncertainties inherent in exploration activities include but are not limited to: general economic, market and business conditions, the regulatory process and actions, failure to obtain necessary permits and approvals, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the occurrence of unexpected events and management’s capacity to execute and implement its future plans. There is also no assurance that even if commercial quantities of ore are discovered that it will be developed and brought into commercial production. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, most of which factors are beyond the control of the Company and may result in the Company not receiving adequate return on investment capital.

Uninsurable Risks

Mining operations generally involve a high degree of risk. Exploration, development and production operations on mineral properties involve numerous risks, including but not limited to unexpected or unusual geological operating conditions, seismic activity, rock bursts, cave-ins, fires, floods, landslides, earthquakes and other environmental occurrences, and political and social instability, any of which could result in damage to, or destruction of life or property, environmental damage and possible legal liability. Although the Company believes that appropriate precautions to mitigate these risks are being taken, operations are subject to hazards such as equipment failure or failure of structures, which may result in environmental

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

pollution and consequent liability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate the Company’s future profitability and result in increasing costs and a decline in the value of the Common Shares. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks is such that liabilities could exceed policy limits or be excluded from coverage. The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage may cause substantial delays and require significant capital outlays, thereby adversely affecting the Company’s business and financial condition.

Reliance upon Key Management and Other Personnel

The Company relies on the specialized skills of management in the areas of mineral exploration, geology and business negotiations and management. The loss of any of these individuals could have an adverse effect on the Company. The Company does not currently maintain key-man life insurance on any of its key employees. In addition, as the Company’s business activity continues to grow, it will require additional key financial, administrative and qualified technical personnel. Although the Company believes that it will be successful in attracting, retaining and training qualified personnel, there can be no assurance of such success. If it is not successful in attracting, retaining and training qualified personnel, the efficiency of the Company’s business could be affected, which could have an adverse impact on its future cash flows, earnings, results of operation and financial condition.

Imprecision of Mineral Resource Estimates

Mineral Resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its Mineral Resource estimate is well established and reflects management’s best estimates, by their nature, Mineral Resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Should the Company encounter mineralization or formations different from those predicted by past sampling and drilling, resource estimates may have to be adjusted.

These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital, exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the Company’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and evaluation assets.

In particular, the Company does not generate revenue. As a result, the Company continues to be dependent on third-party financing to continue exploration and development activities on the Company’s properties, maintain capacity and satisfy contractual obligations including servicing the interest payments due on the Convertible Debentures and repaying the principal amount thereof at maturity (or sooner in the event of

NEXGEN ENERGY LTD.

For the year ended December 31, 2020

redemption in accordance with the terms of the Convertible Debentures). Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means.

Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors described in the section entitled “Risk Factors” in the Company’s most recent annual information form.

Foreign Exchange Rate Risks

At maturity of the Convertible Debentures, the US$141 million principal (including US$135 million principal related directly to NexGen and US$6 million principal related directly to IsoEnergy) amount is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Convertible Debentures until maturity but not to pay the entire principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Convertible Debentures more costly to repay. In addition, unless the Company commences generating revenue prior to the maturity date of the Convertible Debentures (or sooner in the event of redemption in accordance with the terms of the Convertible Debentures), the Company will have to raise funds to repay the principal amount of the Convertible Debentures and there can be no assurance that the Company will be able to raise sufficient funds when required, at all, or on reasonable terms. As reported on February 18, 2021, the company received notice the 2016 and 2017 Debentures totaling US$120M are to be converted into equity of the Company.

TECHNICAL DISCLOSURE

All scientific and technical information in this MD&A is derived from the Company’s Rook I FS Technical Report. For details of the Rook I Project, including the key assumptions, parameters and methods used to estimate the updated mineral resource, please refer to the the Rook I FS Technical Report filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.edgar.gov.

All scientific and technical information in this MD&A has been reviewed and approved by Mr. Anthony (Tony) George, P.Eng., Chief Project Officer and Mr. Troy Boisjoli, Geoscience Licensee, Vice President – Exploration & Community for NexGen. Each of Mr. George and Mr. Boisjoli is a qualified person for the purposes of NI 43-101. Mr. Boisjoli has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

Natural gamma radiation in drill core reported in this MD&A was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

All references in this MD&A to “mineral resource”, “inferred mineral resource”, “indicated mineral resource” and “measured mineral resource” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended “mineral e Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended.

APPROVAL

The Board approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, including the Company’s current annual information form, on the Company’s profile SEDAR website at www.sedar.com and on EDGAR at www.edgar.gov or by contacting the Company’s Corporate Secretary, located at Suite 3150, 1021 West Hastings Street, Vancouver, BC V6E 0C3 or at (604) 428-4112.